SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                            REYNOLDS METALS COMPANY
                               (Name of Issuer)

                  7% PRIDES (SM), Convertible Preferred Stock
                        (Title of Class of Securities)

                                  761763 50 7
                                 (CUSIP Number)

                                Rochelle Elias
                              Compliance Director
                            D. E. Shaw & Co., L.P.
                             120 West 45th Street
                                  39th Floor
                           New York, New York 10036

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 13, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., Inc.
         13-3839469
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 AF
___________________________________________________________________
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                           [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              683,500
___________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       683,500
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              683,500
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
          6.2%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
         HC, CO
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., L.P.
         13-3695715
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              539,200
___________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       539,200
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              539,200
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              4.9%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
         PN
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
          D. E. Shaw Investments, L.P.
          13-3470777
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 WC
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
____________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              539,200
____________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
____________________________________________________________________
PERSON WITH     (10)  SHARED DISPOSITIVE POWER

                      539,200
____________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              539,200
____________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **
____________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              4.9%
____________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
              BD, PN
____________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co. International, L.L.C.
         13-3799946
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 WC
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
___________________________________________________________________
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY               144,300
___________________________________________________________________
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH       (10) SHARED DISPOSITIVE POWER

                       144,300
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              144,300
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              1.3%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
              OO
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON
         David E. Shaw
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              683,500
___________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH      (10) SHARED DISPOSITIVE POWER

                      683,500
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
               683,500
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              6.2%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
          IN
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



This Amendment No. 1 to the Schedule 13D, originally filed on August 8, 1996, relates to the 7% PRIDES (SM), Convertible Preferred Stock ("PRIDES") of Reynolds Metals Company (the "Company"). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the initial Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

No change.

ITEM 2.   IDENTITY AND BACKGROUND.

No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first paragraph of Item 3 is hereby amended and restated as follows:

539,200 of the 683,500 shares of PRIDES were purchased directly by InvLP, and the remaining 144,300 of the 683,500 shares were purchased directly by IntlLLC. The amount of funds (excluding commissions and/or fees) used for the purchases of the shares by InvLP was $26,788,400, and the amount of funds used for the purchases of the shares by IntlLLC was $6,752,810.

ITEM 4.  PURPOSE OF THE TRANSACTION.

No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The percentage of shares of PRIDES reported beneficially owned by each person herein is based on 11,000,000 shares of PRIDES outstanding as of February 20, 1996, as indicated in the Company's most recent Proxy Statement, dated February 23,1996.

As of July 29, 1996:

(i) DESCO Inc owns directly no shares of PRIDES. By reason of the provisions of Rule 13d-3 of the Act, DESCO Inc may be deemed to own beneficially 683,500 shares of PRIDES, comprising the shares owned directly by InvLP and IntlLLC. DESCO Inc may be deemed to beneficially own approximately 6.2% of the shares outstanding.

(ii) DESCO LP owns directly no shares of PRIDES. By reason of the provisions of Rule 13d-3 of the Act, DESCO LP may be deemed to own beneficially 539,200 shares of PRIDES, comprising the shares owned directly by InvLP. DESCO LP may be deemed to beneficially own approximately 4.9% of the shares outstanding.

(iii) InvLP owns directly 539,200 shares of PRIDES, constituting approximately 4.9% of the shares outstanding.


(iv) IntlLLC owns directly 144,300 shares of PRIDES, constituting approximately 1.3% of the shares outstanding.

(v) David Shaw owns directly no shares of PRIDES. By reason of the provisions of Rule 13d-3 of the Act, David Shaw may be deemed to own beneficially 683,500 shares of PRIDES, comprising the shares owned directly by InvLP and IntlLLC. David Shaw may be deemed to beneficially own approximately 6.2% of the outstanding shares. David Shaw disclaims beneficial ownership of such 683,500 shares.

(b) With respect to the number of shares beneficially owned by each Reporting Person, each Reporting Person shares voting and dispositive power with the other Reporting Persons, except that InvLP and DESCO LP do not share voting or dispositive power with IntlLLC and vice versa.

(c) Except for the transactions listed in Schedule A, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) during the period from July 30, 1996 until August 13, 1996.

(d) No person other than each respective owner and general partner or member manager referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of PRIDES.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No Change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

No change.



            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                  August 18, 1996


                  D. E. SHAW & CO., INC.
                  By: /s/ David E. Shaw
                      President


                  D. E. SHAW & CO., L.P.
                  By: /s/ David E. Shaw
                      Managing Director


                  D. E. SHAW INVESTMENTS, L.P.
                  By: D. E. SHAW & CO., L.P., as
                      General Partner

                  By: /s/ David E. Shaw
                      Managing Director


                  D. E. SHAW & CO. INTERNATIONAL, L.L.C.
                  By: D. E. SHAW & CO., INC., as
                      member manager
                  By: /s/ David E. Shaw
                      President


                  DAVID E. SHAW
                  /s/ David E. Shaw




                                SCHEDULE A


Pursuant to Item 5(c), following are the transactions in the shares of PRIDES during the period from July 30, 1996 until August 13, 1996. All transactions were effected on the New York Stock Exchange.

Transaction       Date Of      Number Of shares      Price Per
Effected By       Purchase     Bought (Sold)         Share
- -----------       --------     -------------         -----
InvLP             960730       15000                 45.0625
IntlLLC           960801       13700                 45.375
InvLP             960802       30000                 45.4375
IntlLLC           960813       10000                 46.205
InvLP             960813       43000                 46.205